# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TGE Value Creative Solutions Corp., CIK 0002079933
CUSIP: G8773E100
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001
Date of event which requires filing of this statement: 01/13/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-26-000458
Filed by CIK 0002093311

## Reporting persons
- Lineage Point Capital LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,100,000; shared voting power 0; sole dispositive power 1,100,000; shared dispositive power 0; aggregate amount beneficially owned 1,100,000 (7.3% of the class)
  Comment: Units representing 1,100,000 Class A Ordinary Shares, par value $0.0001 per share.

## Item 1. Issuer
Name of issuer: TGE Value Creative Solutions Corp.
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, I0, 75001

## Item 2. Person Filing
Name of person filing: Lineage Point Capital LP
Address of principal business office or, if none, residence: 2660 S. Ocean Blvd, Apt 602N, Palm Beach, Florida 33480
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,100,000
Percent of class: 7.3
Sole power to vote or to direct the vote: 1,100,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,100,000
Shared power to dispose or to direct the disposition:
0

Units representing 1,100,000 Class A Ordinary Shares, par value $0.0001 per share.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lineage Point Capital LP: /s/ Gerasomou Siliverdes, Managing Member of GP (03/03/2026)